EXHIBIT 99.1

Company Contact:

Michael Rabinovitch

EVP & Chief Financial Officer

(954) 590-9000

BIRKS GROUP REPORTS FISCAL 2014 FINANCIAL RESULTS AND FIRST QUARTER

FISCAL 2015 SALES RESULTS

Montreal, Quebec. July 29, 2014 – Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT LLC:BGI), which operates 51 luxury jewelry stores across Canada, Florida and Georgia, reported financial results for the fiscal year ended March 29, 2014 (“fiscal 2014”) as well as sales results for the thirteen weeks ended June 28, 2014 (“first quarter fiscal 2015”).

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, said “Our operating results for fiscal 2014 include significant investments in new initiatives such as new store openings and remodels, new marketing campaigns, website upgrades and the introduction of new brands and expansion of existing brands. The combination of these long term investments combined with our holiday results being lower than plan resulted in the Company recognizing a net loss for the year of $5.8 million. Furthermore, following the last two years of investment and strategic transition, we are beginning to realize the benefits of our initiatives as demonstrated by the 16% comparable store sales growth in the first quarter of fiscal 2015 compared to the first quarter of fiscal 2014.”

Fiscal 2014 financial overview:

•	Comparable store sales increased by 4% while reported net sales declined $11.6 million, both compared to the prior year.

•	The Company recognized a net loss for fiscal 2014 of approximately $5.8 million, or $0.35 per share, compared to net income of approximately $1.5 million, or $0.11 per share, in fiscal 2013.

First Quarter Fiscal 2015 Sales Results:

•	Comparable store sales increased by 16% as compared to the same period in the prior year.

•	Net sales increased by 5.9% to $74.2 million from $70.1 million in the same period in the prior year.

Fiscal 2014 Results

Comparable store sales grew by 4% in fiscal 2014 compared to fiscal 2013, comprised of a 2% increase in Canada and a 6% increase in the U.S. The increases in comparable store sales in both regions were primarily related to an increase in our average sale transaction. Net sales decreased by $11.6 million to $281.2 million in fiscal 2014 compared to $292.8 million in fiscal 2013, primarily driven by $10.6 million of lower sales associated with the closure of ten retail store locations in fiscal 2014 and fiscal 2013, $7.6 million of lower sales related to translating the sales of our Canadian operations into U.S. dollars with a relatively weaker Canadian dollar and $7.0 million of decreased revenues related to non-retail activities (corporate sales, refining activities and internet sales) partially offset by the comparable store sales growth of 4% and sales at our two new mono-brand stores in Canada which opened during fiscal 2014.

Gross profit for fiscal 2014 was $114.7 million, or 40.8% of net sales, as compared to $126.2 million, or 43.1% of net sales, in fiscal 2013. The 230 basis point decrease in gross margin was primarily attributable to a 170 basis point decrease in retail gross margin associated with product sales mix and more aggressive selling of discontinued watch brands which are no longer part of the Company’s assortment.

SG&A expenses were $105.5 million, or 37.5% of net sales, for fiscal 2014 compared to $110.8 million, or 37.8% of net sales, for fiscal 2013. The $5.3 million decrease in SG&A during fiscal 2014, as compared to fiscal 2013, was primarily driven by $4.0 million of lower expenses related to the closure of ten store locations in fiscal 2014 and fiscal 2013 and $3.1 million of lower expenses related to foreign currency translation, partially offset by $0.9 million of higher expenses related to the two new mono-brand stores and $0.7 million of higher marketing expenses.

Inventory totaled $144.6 million at March 29, 2014, as compared to $137.0 million at March 30, 2013, an increase of $7.6 million, or 5.6%. Excluding the impact of $6.6 million of foreign currency translation, the Company’s inventory increased by $14.2 million compared to the prior year end. The increase in inventory was primarily due to an increase in comparable store inventory and the opening of two new mono-brand locations partially offset by the closure of four stores in fiscal 2014. The increase in comparable store inventory reflects the initial stocking of new brands, and the expansion of existing third-party brands and of the new Birks collections.

Interest bearing debt totaled $128.7 million at the end of fiscal 2014, as compared to $109.2 million at the end fiscal 2013, an increase of $19.5 million. The increase in debt is primarily attributable to higher inventory, the net loss during the period and capital expenditures. The Company’s excess borrowing capacity under its senior secured revolving credit facility was $17.2 million as of March 29, 2014 compared to $16.4 million at the end of fiscal 2013.

Fiscal 2015 First Quarter Sales Results

Comparable store sales for the first quarter of fiscal 2015 increased by 16% compared to the first quarter of fiscal 2014 reflecting a 21% increase in comparable store sales in the U.S. and an 11% increase in comparable store sales in Canada. The increase in comparable store sales in the U.S.

was primarily driven by higher average sales as well as a higher number of sales transactions associated with an increase in traffic reflecting both the success of the Company’s watch brand sales strategy in the U.S. as well as the impact of higher sales in stores renovated in the past year. In Canada, the increase in comparable store sales was primarily related to a higher average sale transaction reflecting higher sales in both the Birks brand fine jewelry and bridal jewelry and the success of the Company’s strategy to introduce new watch brands while expanding its offering of select watch and fine jewelry brands. Net sales for the first quarter fiscal 2015 increased 5.9% or $4.1 million, to $74.2 million, as compared to $70.1 million during the first quarter of last fiscal year. The increase in sales reflects higher comparable store sales of 16% and $0.8 million of sales at our two new mono-brand stores in Canada opened during fiscal 2014 partially offset by $2.3 million of lower sales related to translating the sales of the Company’s Canadian operations into U.S. dollars due to the weaker Canadian dollar, $3.8 million of lower sales associated with the closure of five underperforming stores and the temporary closure of two stores being relocated, and $1.0 million of decreased revenues related to refining activities.

Restructuring Plan

The Company also announced an operational restructuring plan will be implemented to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. As part of its restructuring plan, the Company will be consolidating most of its corporate administrative workforce from its regional office in Tamarac, Florida to its Montreal corporate head office. The Company expects to incur restructuring costs over the next twelve months of between $2 million and $4 million, primarily consisting of employee severance, professional fees and possible costs related to terminating certain leases. Once fully implemented the restructuring plan is expected to generate annual savings in excess of these costs in the first full year after implementation.

Conference Call Information

A conference call to discuss fiscal 2014 results is scheduled for Tuesday, July 29, 2014 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-888-329-8862 approximately ten minutes prior to the start of the call. All other international callers please dial 1-719-325-2472 prior to the presentation. The conference call will also be web-cast live at www.birksgroup.com. A replay of this call will be available until Midnight Eastern Time on August 5, 2014 and can be accessed by dialing 1-877-870-5176 and entering conference PIN number 5761936.

Birks Group is a leading operator of luxury jewelry stores in the United States and Canada. As of June 30, 2014, the Company operated 30 stores under the Birks brand in most major metropolitan markets in Canada, 18 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the implementation of the Company’s operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization; the Company’s expectation that it will incur restructuring costs over the next twelve months of between $2 million and $4 million, primarily consisting of employees severance, professional fees and possible costs related to terminating certain leases; and the Company’s expectation that the implementation of the restructuring plan will generate annual savings in excess of these costs in the first full year after implementation. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Fiscal Year Ended March 29, 2014	Fiscal Year Ended March 30, 2013
Net sales	$281,165	$292,759
Cost of sales	166,498	166,585

Gross profit	114,667	126,174

Selling, general and administrative expenses	105,512	110,806
Depreciation and amortization	5,426	4,563

Total operating expenses	110,938	115,369

Operating income	3,729	10,805
Interest and other financing costs	9,512	9,272

(Loss) income before income taxes	(5,783)	1,533
Income tax expense	18	20

Net (loss) income	$(5,801)	$1,513

Weighted average shares outstanding:
Basic	16,617	13,538
Diluted	16,617	13,544

Net (loss) income per share:
Basic	$(0.35)	$0.11
Diluted	$(0.35)	$0.11

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – UNAUDITED

(In thousands)

	March 29, 2014	March 30, 2013
Assets
Current assets:
Cash and cash equivalents	$2,328	$3,826
Accounts receivable	7,334	6,639
Inventories	144,644	137,011
Prepaids and other current assets	2,360	2,592

Total current assets	156,666	150,068

Property and equipment	30,923	27,326
Intangible assets	1,063	955
Other assets	1,842	1,603

Total non-current assets	33,828	29,884

Total assets	$190,494	$179,952

Liabilities and Stockholders’ Equity

Current liabilities:
Bank indebtedness	$73,941	$67,307
Accounts payable	36,921	42,210
Accrued liabilities	7,963	9,193
Current portion of long-term debt	4,537	3,795

Total current liabilities	123,362	122,505
Long-term debt	50,213	38,100
Other long-term liabilities	3,297	2,996

Total long-term liabilities	53,510	41,096

Stockholders’ equity:
Common stock	69,475	64,489
Additional paid-in capital	16,041	15,949
Accumulated deficit	(75,655)	(69,854)
Accumulated other comprehensive income	3,761	5,767

Total stockholders’ equity	13,622	16,351

Total liabilities and stockholders’ equity	$190,494	$179,952